SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches Flights to Cabo Frio, in Rio de Janeiro

São Paulo, January 4, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), announces that tomorrow GOL begins operations to Cabo Frio, in the state of Rio de Janeiro.

With these flights, the Company will now offer weekend service to the Lakes Region of Rio, providing passengers with several direct flight options connecting Cabo Frio International Airport with Buenos Aires’ Ezeiza International Airport and Rio de Janeiro’s Maestro Tom Jobim-Galeão International Airport. Galeão will serve as the connecting hub for customers flying to Cabo Frio from Confins (in Brazil’s Minas Gerais state), as well as those traveling from Argentina to any of GOL’s destinations throughout Brazil and South America.

Cabo Frio is one of Brazil’s most popular tourist destinations. The city of 170,000, which was founded soon after Brazil’s discovery, hosts nearly one million visitors during the summer months, due in part to its beautiful beaches and archaeological treasures. The city’s recently expanded airport is located between the state’s capital, Rio de Janeiro, and Macaé, an important link in shipping cargo to Rio de Janeiro’s Metropolitan Region and home to logistical support centers for oil and gas exploration companies in the Campos Basin.

The new base in Cabo Frio is the third airport the Company serves in Rio de Janeiro state and increases the number of GOL’s non-state capital destinations to 23. “This new service to Cabo Frio, our 60th destination, serves the important Lakes Region and provides more options for tourists visiting the area on vacation and during holidays, most of whom hail from Minas Gerais and Argentina,” says Tarcisio Gargioni, GOL’s Vice-President of Marketing and Services.

Tickets are available through the Company’s website: www.voegol.com.br. Please see the destination table below for flight departure schedules (local times):

- 1 / 3 -

Origin	Destination	Frequency	Departure	Arrival
Cabo Frio	Buenos Aires	Saturday and Sunday	9:00 AM	12:20 PM
Buenos Aires	Cabo Frio	Saturday and Sunday	1:00 PM	4:00 PM
Cabo Frio	Confins	Saturday and Sunday	4:30 PM	6:55 PM
Cabo Frio	Confins	Saturday and Sunday	4:30 PM	8:40 PM*
Confins	Cabo Frio	Saturday and Sunday	6:30 AM	8:30 AM
Cabo Frio	Galeão	Saturday and Sunday	4:30 PM	5 PM
Galeão	Cabo Frio	Saturday and Sunday	8 AM	8:30 AM
* Second flight option

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A., Brazil’s low-cost, low-fare airline, offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A., Brazil’s premium service airline, offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to eight international destinations in South America and Europe: Buenos Aires, Bogotá, Caracas and Santiago, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

- 2 / 3 -

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 3 / 3 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.